AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                           QUARTERLY REPORT PER REQUIREMENTS
                       OF HOLDING COMPANY ACT RELEASE NO. 26864
                          FOR THE QUARTER ENDED JUNE 30, 2002

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

EWG Investment                $  154,156,000
FUCO Investment                2,894,762,000
                              --------------
Total Aggregate Investment
 in EWG's and FUCO's          $3,048,918,000
                              ==============

Components of statement of aggregate investment in EWG and FUCO's are filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                     (in millions)                       %
Total Capitalization                $24,617*                           12.4%
Net Utility Plant                    19,843                            15.4%
Total Assets                         51,158                             6.0%
Market Value of Common Equity        13,560                            22.5%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio

                                 (in millions)                        %
Short-term Debt                     $ 3,041
Long-term Debt                       11,600*
                                    -------
  Total Debt                         14,641                         59.5%
                                    -------
Equity Unit Senior Notes                376                          1.5%
                                    -------
Certain Subsidiary Obligated,
  Mandatorily Redeemable,
  Preferred Securities of
  Subsidiary Trusts Holding
  Solely Junior Subordinated
  Debentures of Such
  Subsidiaries                          321                          1.3%
                                    -------
Minority Interest in
  Finance Subsidiary                    750                          3.0%
                                    -------
Preferred Stock                         145                          0.6%
                                    -------
Common Stock                          2,261
Paid-in Capital                       3,413
Accumulated Other Comprehensive
 Income                                 (92)
Retained Earnings                     2,802
                                    -------
  Total Common Equity                 8,384                         34.1%
                                    -------
Total Capitalization                $24,617                        100.0%
                                    =======

* Includes Long-term Debt Due Within One Year.

             AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                            QUARTERLY REPORT PER REQUIREMENTS
                        OF HOLDING COMPANY ACT RELEASE NO. 26864
                           FOR THE QUARTER ENDED JUNE 30, 2002

4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $40.02
Book Value per Share                                 $24.74

Market-to-book Ratio of Common Stock                  161.8%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)       Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following EWG's and FUCO's are filed under confidential treatment pursuant to Rule 104(b):

         CitiPower Pty.
         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         AEP Energy Services Limited
         AEP Energy Services UK Generation Limited
         AEP Energy Services Nordic SA
         InterGen Denmark, Aps
         CSW International Two, Inc.
         CSW Vale L.L.C.
         South Coast Power Limited
         Trent Wind Farm, Limited Partnership
         Newgulf Power Venture, Inc.